Exhibit 99.1

TryHard Holdings Limited Announces Pricing of Initial Public Offering

Japan, August 28, 2025 (GLOBE NEWSWIRE) – TryHard Holdings Limited (“TryHard” or the “Company”), a lifestyle entertainment company in Japan with principal businesses comprising of (i) event curation; (ii) consultancy and management services; (iii) sub-leasing of entertainment venues; and (iv) ownership and operation of restaurants, today announced the pricing of its initial public offering (the “Offering”) of an aggregate of 1,525,000 ordinary shares of par value $0.00002 per share (the “Ordinary Shares”), at a public offering price of US$4.00 per share, of which 1,067,500 Ordinary Shares are offered by the Company and 457,500 Ordinary Shares are offered by certain selling shareholders, for a total offering size of approximately $6,100,000 before deducting underwriting discounts and other related expenses, assuming the underwriter does not exercise its option to purchase additional Ordinary Shares. The Company will not receive any proceeds from the sale of Ordinary Shares by the selling shareholders. In addition, the Company has granted the underwriters a 45-day option to purchase up to 228,750 Ordinary Shares, equal to 15% of the total number of Ordinary Shares sold in this offering to cover over-allotments, which over-allotment will be provided solely by the Company. The Company’s Ordinary Shares are expected to begin trading on August 28, 2025, U.S. Eastern time, on the Nasdaq Capital Market under the ticker symbol “THH”. The Offering is expected to close on August 29, 2025, subject to the satisfaction of customary closing conditions.

The Company intends to use the proceeds for: (i) business development and marketing; (ii) strategic acquisitions and/or joint ventures and/or business cooperation; and (iii) working capital and general corporate purposes.

The Offering is being conducted on a firm commitment basis. US Tiger Securities, Inc. is acting as the sole book runner of this offering. TroyGould PC is acting as U.S. securities counsel to the Company, and Winston & Strawn LLP is acting as counsel to the underwriter in connection with the Offering.

A registration statement on Form F-1 relating to the Offering (File No. 333-287751) was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 3, 2025 and was declared effective by the SEC on August 27, 2025. The Offering is being made only by means of a prospectus, copies of which may be obtained, when available, from US Tiger Securities, Inc., by standard mail to 437 Madison Avenue, 27th Floor, New York, NY 10022, USA, by email at ecm@ustigersecurities.com, or by telephone at +1 (646)-978-5188. Copies of the registration statement can be accessed via the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About TryHard Holdings Limited

As a lifestyle entertainment company in Japan, TryHard aims to be on the cutting edge of the entertainment industry by introducing state-of-art technology, immersive storytelling, and bespoke experiences that are multi-sensory. The Company’s mission is to create unique entertainment experiences that captivate audiences, foster memorable connections, and leave a lasting impact. Principal businesses comprise of (i) event curation; (ii) consultancy and management services; (iii) sub-leasing of entertainment venues; and (iv) ownership and operation of restaurants.

By merging creativity, technology and hospitality expertise, TryHard strives to redefine the entertainment landscape in Japan and beyond. Commitment to innovation, quality, and customer satisfaction drives TryHard to continuously push boundaries and exceed expectations.

For more information, please visit the Company’s website: https://tryhard.me/

Forward-Looking Statements

This press release contains forward-looking statements that reflect the current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give the Company’s current expectations or forecasts of future events. Investors can identify these statements by the fact that they do not relate strictly to historical or current facts. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this prospectus. These statements are likely to address the Company’s growth strategy, financial results, and product and development programs. Investors should carefully consider any such statements and understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. The Company describes certain material risks, uncertainties, and assumptions that could affect the business, including financial condition and results of operations, under “Risk Factors.” The Company bases the forward-looking statements on the management’s beliefs and assumptions based on information available to the management at the time the statements are made. The Company cautions investors that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, investors should not rely on any forward-looking statements when making an investment decision. Except as required under the federal securities laws, the Company does not have any intention or obligation to update publicly any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, changes in assumptions, or otherwise. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

TryHard Holdings Limited

Investor Relations: ir@hbkstrategy.com